October 25, 2013

Via EDGAR

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	LMI Aerospace, Inc.
Form 10-K for the year ended December 31, 2012 filed March 15, 2013
File No. 000-24293

On behalf of LMI Aerospace, Inc. (the “Company”), I submit the Company’s response to  the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 22, 2013 relating to the Company’s Form 10-K for fiscal year ended December 31, 2012 filed March 15, 2013 (“Form 10-K”). For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the Company's responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Liquidity and Capital Resources, page 35

1.	We note your response to previous comment four. As previously requested, this disclosure should be presented in the notes to the financial statements. Please confirm that you will revise your notes to the financial statements to disclose the restrictions imposed by the credit agreement on your ability to pay dividends in accordance with the disclosure requirements of Rule 4-08(e) of Regulation S-X.

Response:
In future filings, we will include appropriate disclosure of the restrictions imposed by our credit facility on our ability to pay dividends in the notes to our financial statements.

Note 2. Acquisitions, page 48

2.	We note your response to previous comment seven. Please revise your disclosure to describe the nature and terms of the contractual agreements with Valent, and the reasons why customer contracts are grouped and analyzed with Customer relationships, similar to your response.

Response:
In future filings, we will include disclosure in the notes to our financial statements  on the nature and terms of contractual agreements and why our contracts and customer relationships are grouped and analyzed together.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Per our responses provided above, while more descriptive, we do not believe that any of these enhanced disclosures are significant enough to warrant amending our previous filings and we will incorporate the comments into future filings.  If you have any questions or comments in connection with any of the foregoing, please contact me at 636-916-2150.

Very truly yours,

/s/ Lawrence E. Dickinson

Lawrence E. Dickinson
Chief Financial Officer